Exhibit I

Seaspan Corporation

Unit 2, 2nd Floor, Bupa Centre

141 Connaught Road West

Hong Kong, China

c/o 2600 – 200 Granville Street

Vancouver, BC

Canada V6C 1S4

Tel: 604-638-2575

Fax: 604-648-9782

www.seaspancorp.com

Seaspan Announces Letter of Intent for Potential $250 Million Unsecured 5.50% Debenture

and Warrant Investment from Fairfax Financial Holdings Limited

HONG KONG, January 3, 2018 /CNW/ — Seaspan Corporation (NYSE: SSW) (“Seaspan” or the “Company”) today announced that it entered into a letter of intent in late December 2017 pursuant to which Fairfax Financial Holdings Limited, through certain subsidiaries (collectively, “Fairfax”), will make an investment of US$250 million in Seaspan in exchange for the issuance by Seaspan of 5.5% interest bearing unsecured debentures (the “Debentures”) and Class A Common Share purchase warrants (the “Warrants”). Seaspan intends to use the proceeds from this US$250 million investment to fund future growth initiatives, debt repayment and for general corporate purposes.

Fairfax has agreed to subscribe on a private placement basis, and subject to certain conditions, for Debentures in a maximum aggregate amount of US$250 million. The Debentures, which will be unsecured obligations, will mature in seven years and will be guaranteed by certain of Seaspan’s subsidiaries. Seaspan will have the right to redeem the Debentures at face value plus all accrued but unpaid interest thereon at any time after the fifth anniversary of issuance. Seaspan has also agreed to issue 38,461,539 Warrants, each exercisable into one Class A Common Share in the capital of Seaspan and exercisable at US$6.50 per share. Each Warrant will be exercisable within seven years. Seaspan can also elect to require early exercise of the Warrants if the five-day volume weighted average closing price of its common shares reaches US$13.00 at any time after the fourth anniversary of the closing.

David Sokol, Chairman of Seaspan Corporation, commented, “The Company’s management team and I are extremely honored to have Fairfax Holdings and their CEO, Prem Watsa, as investors and partners. The investment by Fairfax will strengthen and simplify our balance sheet, while increasing our financial flexibility to take advantage of compelling opportunities. We welcome Fairfax’s insights and participation on our Board, as Seaspan seeks to further capitalize on its industry-leading position.”

“We are very excited to be partners in Seaspan under David Sokol’s leadership and Dennis Washington’s sponsorship,” said Prem Watsa, Chairman and Chief Executive Officer of Fairfax. “I know both of them well through the Horatio Alger Association. David has one of the most outstanding records I have come across, as he built Mid American Energy from revenue of $116 million in 1991 to revenue of $11 billion in 2010, while net income increased from $27 million to $1.2 billion over the same period, representing a compound growth rate of 22.4% per year. David is a man of the highest integrity and we are proud to partner with him. Dennis, of course, is one of North America’s most successful entrepreneurs and a wonderful human being.”

Dennis R. Washington, whose family is Seaspan’s largest shareholder, commented, “The support from an organization with the quality of Fairfax and track record of Prem Watsa validates the investment merits of Seaspan. Fairfax aligns with our long-term vision for Seaspan and we look forward to a very long relationship with them.”

Fairfax will have the right to nominate two independent directors to the board of directors of Seaspan for so long as at least 50% of the Debentures remain outstanding. Fairfax will have the right to nominate one independent director to the board of directors of Seaspan if less than 50%, but more than 20%, of the Debentures remain outstanding.

Seaspan has entered into an exclusivity agreement with Fairfax pursuant to which it has agreed that it will not solicit interest from any other party in relation to any potential capital raising or financial transaction involving debt or equity of Seaspan until January 19, 2018. Closing of the transaction is subject to the settlement of mutually agreeable definitive documentation, and other customary closing conditions, including any applicable regulatory approval and receipt of all other requisite third party approvals.

This press release shall not constitute an offer to sell or the solicitation of an offer to buy, nor shall there be any sale of the securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. This press release is not an offer of securities for sale in the United States, and the securities may not be offered or sold in the United States absent registration or an exemption from the registration requirements. The securities have not been registered under the United States Securities Act of 1933, as amended.

About Seaspan

Seaspan provides many of the world’s major shipping lines with creative outsourcing alternatives to vessel ownership by offering long-term leases on large, modern containerships combined with industry leading ship management services. Seaspan’s managed fleet consists of 110 containerships representing a total capacity of approximately 900,000 TEU, including 5 newbuilding containerships on order scheduled for delivery to Seaspan and third parties by the end of 2018. Seaspan’s current operating fleet of 89 vessels has an average age of approximately six years and average remaining lease period of approximately five years, on a TEU weighted basis.

About Fairfax Financial Holdings Limited

Fairfax Financial Holdings Limited is a holding company which, through its subsidiaries, is engaged in property and casualty insurance and reinsurance and investment management. Fairfax’s corporate objective is to achieve a high rate of return on invested capital and build long-term shareholder value. Fairfax seeks to differentiate itself by combining disciplined underwriting with the investment of its assets on a total return basis, which Fairfax believes provides above-average returns over the long-term.

Seaspan has the following securities listed on The New York Stock Exchange:

Symbol:	Description:

SSW	Class A common shares
SSW PR D	Series D preferred shares
SSW PR E	Series E preferred shares
SSW PR G	Series G preferred shares
SSW PR H	Series H preferred shares
SSWN	6.375% senior unsecured notes due 2019
SSWA	7.125% senior unsecured notes due 2027

For Investor Relations Inquiries:

Mr. David Spivak

Chief Financial Officer

Seaspan Corporation

Tel. 604-638-2580

Mr. Michael Sieffert

Director, Corporate Finance

Seaspan Corporation

Tel. 778-328-6490

For Seaspan Media Inquiries:

Mr. Leon Berman

The IGB Group

Tel. 212-477-8438

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